SECU

18001484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
FEB 28 2018
WASH, D.C.

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SEC FILE NUMBER
8-21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Trapelo Road – Suite 30
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael K. Moran (781) 790-8730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500 (Address) Boston (City) MA (State) 02210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Michael K. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Clarendon Insurance Agency, Inc. , as

of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial/Operations Principal and Treasurer

Title

Notary Public

KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Table of Contents
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Clarendon Insurance Agency, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Delaware Life Insurance Company, a related party.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2018

We have served as the Company's auditor since 2013.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,453,507
Total assets	$	1,453,507
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, $1 par value - 150,000 shares authorized, 600 shares issued and outstanding		600
Additional paid-in capital		1,744,400
Accumulated deficit		(291,493)
Total stockholder's equity		1,453,507
Total liabilities and stockholder's equity	$	1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Operations
Year Ended December 31, 2017

Revenue	
Distribution fee income	$ -
Total revenue	-
Expenses	
Distribution expense	-
Overhead expense	42,678
Compliance expense	157,290
Licensing and exam fees	18,666
Audit fees	59,200
Other expense	17,688
State tax	5,299
Less: Expense reimbursement from Parent (Note 3)	(300,821)
Total expenses	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2017	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507
Net income	-	-	-	-	-
Balance at December 31, 2017	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net income	$	-
Changes in assets and liabilities:		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507
Supplemental disclosure of cash flow information		
Net cash refunded (paid) for income taxes	$	-
Non-cash activities		
Expense reimbursement from Parent	$	300,821

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

Clarendon Insurance Agency, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer and acts as a principal underwriter and general distributor for variable annuities and variable life insurance policies issued by its affiliates, Delaware Life Insurance Company (the "Parent") and Delaware Life Insurance Company of New York ("DLNY"). The Company is a direct, wholly-owned subsidiary of the Parent, and the Parent is a direct, wholly-owned subsidiary of Group One Thousand One, LLC (formerly known as Delaware Life Holdings, LLC).

On December 30, 2011, the Parent and DLNY closed their variable annuity and individual life products to new sales, with certain limited exceptions. The Company continues to act as principal underwriter and general distributor with respect to the in-force variable annuity and variable life business of the Parent and DLNY.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses
Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by reference to intercompany services agreements. The Company had no distribution fee income and distribution expense for the year ended December 31, 2017.

Expenses charged by the Parent to the Company include direct charges and allocated expenses which are recognized when incurred.

Accounting Pronouncements
In March 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which clarifies the implementation guidance on principal versus agent consideration. The amendments in ASU 2016-08 are effective for annual reporting periods beginning after December 15, 2017 for public entities. The Company will adopt ASU 2016-08 on January 1, 2018 and does not expect its requirements to have a significant impact on the Company's financial statements.

In May 2014, the FASB issued as final ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes virtually all existing revenue recognition guidance under GAAP. The update is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its financial statements.

3. Related-Party Transactions

The Parent keeps records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and DLNY. As such, the Company performs certain distribution and underwriting services for certain separate accounts of the Parent and DLNY. The Company is not the primary obligor in the distribution arrangements with the Parent and DLNY; accordingly, revenue related to distribution services provided to the Parent and DLNY is recorded net of related expenses.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent and DLNY under which the Parent and DLNY agreed to reimburse the Company for the cost of all distribution and underwriting services provided by the Company. For the year ended December 31, 2017, the expense reimbursement received by the Company from the Parent and DLNY was $300,821, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of conditions or results of operations that would have existed if the Company had not been operated as an affiliated company.

4. Income Taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification ("ASC") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

On December 22, 2017, federal tax reform legislation (the "2017 Act") was enacted that includes a broad range of tax reform proposals affecting businesses, including corporate tax rate changes. FASB ASC Topic 740 requires deferred tax assets and liabilities to be adjusted for the effect of the change in tax rates upon enactment of the new tax law and the resulting adjustments are to be included in net income from continuing operations. The Company's deferred income tax asset and liability were zero at the date of enactment of the 2017 Act and, therefore, the Company did not record any tax adjustment.

The Company will file separate stand-alone federal and state income tax returns for the year ended December 31, 2017. The Company had no tax liability at December 31, 2017.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FASB ASC Topic 740 also includes standards for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other expense. Tax years prior to 2014 are closed to examination and audit adjustments under the applicable statute of limitations. The Company does not believe it has any uncertain tax positions for its stand-alone federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2017.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEC Rule 15c3-1") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to SEC Rule 15c3-1, at December 31, 2017 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers.

7. Commitments and Contingencies

The Company is not aware of any contingent liabilities arising from litigation or other matters that could have a material impact on its financial condition, results of operations, or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 26, 2018, the date on which these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2017 through February 26, 2018 that require disclosure or adjustment to the financial statements.

Supplemental Schedules

Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital	
Total ownership equity from Statement of Financial Condition	$ 1,453,507
Total ownership equity qualified for net capital	$ 1,453,507
Total capital and allowable subordinated liabilities	$ 1,453,507
Deduction of total non-allowable assets	-
Net capital before haircuts on securities positions	1,453,507
Haircuts on securities	-
Net capital	$ 1,453,507
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 1,448,507
Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000	$ 1,447,507
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ -
Total aggregate indebtedness	$ -

Reconciliation Pursuant to SEC Rule 17a-5(d)(2)(iii)

No reconciliation is necessary under the provisions of Rule 17a-5(d)(2)(iii) under the Securities and Exchange Act of 1934 as no material differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2017.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof, which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to SEC Rule 17a-5(d)(2)(iii)

No reconciliation is necessary under the provisions of Rule 17a-5(d)(2)(iii) of the Securities Exchange Act of 1934 as no differences exist in the computation for determination of reserve requirements between the audited financial statements and the unaudited FOCUS Report IIA – Form X-17a-5 filed as of December 31, 2017.

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Maura Murphy VP & Assoc GC   1-9-18
Authorized Signature/Title   Date

SIPC-3 2018

8-

8-21590 FINRA DEC 04/29/1977
CLARENDON INSURANCE AGENCY INC
ATTN: LAW AND COMPLIANCE
1601 TRAPELO RD STE 30
WALTHAM, MA 02451

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<u>Change of Address.</u> If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Primary Contact
Email Address	